UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-194748

CUSIP NUMBER: 361733108

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hapi Metaverse Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4800 Montgomery Lane, Suite 210

Address of Principal Executive Office (Street and Number)

Bethesda, MD 20814

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hapi Metaverse Inc. (referred to herein as the “Company” or the “Registrant”) has determined that it is unable to file its Annual Report on Form 10-K for the period ended December 31, 2024 within the prescribed time period because the Company needs additional time to complete the report and its auditors need additional time to complete the audit of the Company’s financial statements for the period ended December 31, 2024. The Company anticipates filing the Annual Report within the fifteen day extension period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lui Wai Leung, Alan	(301)	971-3940
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, and such forward-looking statements are intended to be subject to the safe harbors created thereby. All statements made in this Form 12b-25 that are not statements of historical fact are forward-looking statements. Without limiting the generality of the foregoing, words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “continue,” “can,” “may,” “plans,” “potential,” “projects,” “seeks,” “should,” “will,” “would” or similar expressions and the negatives of those expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We anticipate that our results of operations for the year ended December 31, 2024, will represent a significant change from the year ended December 31, 2023.

Revenue

Revenue, generated primarily by the food and beverage (“F&B”) business, MOC HK Limited (“MOC”), Dongguan Leyouyou Catering Management Co., Ltd. (“HCDG”) and Hapi Café Company Limited (“HCTW”), was $251,752 and $201,873, respectively, for the years ended December 31, 2024 and 2023. The increase in F&B revenue was mainly generated from HCTW after its acquisition on April 18, 2024. Revenue generated from the travel business, Hapi Travel Ltd. (“HTL”), was $2,386 and $24,337, respectively, for the years ended December 31, 2024 and 2023. Additional revenue was also generated by services rendered to customers in the amount of $0 and $28,117, respectively, for the years ended December 31, 2024 and 2023.

Operating Expenses

Operating expenses consist primarily of salary and benefits, professional fees, consulting expenses and maintenance expenses of existing software framework. We expect to maintain our operating expenses with moderate changes in line with business activities. Total operating expenses for the years ended December 31, 2024 and 2023 were $1,880,908 and $963,385, of which $414,240 and $0 were impairment loss on goodwill, $6,971 and $2,912 were depreciation expenses and $631,497 and $311,283 were salary expenses, respectively. The increase was mainly due to the increase in consulting expenses for the exploration of new project and new market, a $320,214 increase of salary expenses due to the expansion in the F&B businesses, and a $414,240 impairment on goodwill after the acquisition of HCTW and the closing of the café under MOC.

Other Income (Expense)

Total other (expense) / income for the years ended December 31, 2024 and 2023 was ($2,747,828) and ($6,110,852), of which $93,751 and $65,885 was interest income – related party, ($2,613,855) and ($6,109,270) was unrealized loss on securities investment, $5,417 and $1 was other income, ($162,451) and ($97,622) was interest expenses-related party, and ($70,690) and $29,722 was foreign exchange (loss) gain, respectively. The decrease of other expense was mainly due to $3,495,415 decrease of expenses due to the fair value loss of VEII shares and warrants.

Liquidity and Capital Resources

On December 31, 2024 and 2023, we had cash of $428,660 and $745,719, and a working capital deficit of $6,912,435 and $2,979,056, respectively. The increase in the working capital deficit during the year ended December 31, 2024 was due to the increase in the amount due to related parties.

We had a total stockholders’ deficit of $6,958,455 and an accumulated deficit of $17,884,549 as of December 31, 2024 compared with a total stockholders’ deficit of $2,563,665 and an accumulated deficit of $13,414,222 as of December 31, 2023. The difference in both years is primarily due to the net loss incurred during the year 2024.

For the year ended December 31, 2024 and 2023, we recorded a net loss of $4,471,152 and $6,912,004, respectively.

Hapi Metaverse Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 1, 2025	By:	/s/ Lui Wai Leung, Alan
	Name:	Lui Wai Leung, Alan
	Title:	Chief Financial Officer